FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.           NAME AND ADDRESS OF COMPANY

Tower One Wireless Corp. (the “Issuer”)
Suite 600 - 535 Howe Street
Vancouver, BC, Canada, V6C 2Z4

ITEM 2.             DATE OF MATERIAL CHANGE

March 1, 2019

ITEM 3.             NEWS RELEASE

The news release was issued and disseminated on March 1, 2019.

ITEM 4.             SUMMARY OF MATERIAL CHANGE

The Issuer announced that it appointed Santiago F. Rossi to the position of Chief
Financial Officer (“CFO”), as more particularly described in the attached.

ITEM 5.             FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6.             RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.             OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.             EXECUTIVE OFFICER

For further information, please contact: Alex Ochoa, CEO info@toweronewireless.com
(917) 546-3016

ITEM 9.             DATE OF REPORT

March 1, 2019

TOWER ONE APPOINTS NEW CHIEF FINANCIAL OFFICER

March 1, 2019 - VANCOUVER, BC, CANADA – TOWER ONE WIRELESS CORP. (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) (“Tower One” or the “Company”) announces it has appointed Santiago F. Rossi to the position of Chief Financial Officer (‘CFO’).

Mr. Rossi is a senior financial and business development executive with a history of success in challenging global business environments.

He has over 20 years of experience in highly dynamic and demanding positions with international telecommunications, technology and oil and gas corporations. Described as a persuasive and tenacious business partner, he is recognized for sound decision making ability, a proactive approach to support and motivate others, and has led consensus building initiatives in diverse multicultural environments.

Mr. Rossi has a solid record of success with M&A roles, including leading several negotiations and managing people, processes and systems integration. He managed equity funding and exits transactions with PE firms and international financial institutions.

He has also been a key contributor to the successful build-out of the world’s leading provider of global satellite-based connectivity and media services for mobility markets on land, sea and air, serving more than 400 corporate clients with 6,500 aircraft, 1,600 vessels, 100,000 cruise ship cabins, plus thousands of land based sites in more than 120 countries.

“We are excited to welcome Santiago as our new CFO”, said Tower One’s CEO Alex Ochoa. “Santiago brings extensive, financial, operational and strategic experience. This, combined with his knowledge of the telecommunications industry and experience scaling high-growth global companies, will be a huge asset to Tower One as we enter our next phase of growth.”

Notably Mr.  Rossi’s  relevant  telecommunication experience  includes the role of CFO  at Emerging Markets Communications, now  Global Eagle Entertainment (NASDAQ:ENT),  for seven years. His role included overseeing all accounting, financial planning, treasury, legal and IT functions for EMC and its subsidiaries in Europe, North and South America, the Middle East and Africa. He joined EMC in 2006 as Corporate Controller. With a strong background in Corporate Finance, Accounting, Planning and Control and a passion for Business Development, Mr. Rossi has managed transformative industry programs and multiple acquisitions, resulting in notable business growth for EMC.

Additionally, Mr. Rossi was Impsat Fiber Networks, Inc., now Century Link (NYSE:CTL) Corporate Finance Manager. Impsat was a leading Latin American telecommunications provider and in his role he was responsible for the financial supervision of the HQ and operating subsidiaries across Latin America.

Mr. Rossi will succeed Abbey Abdiye, who will be taking the role of Chief Accounting Officer.

About Tower One

Tower One Wireless Corp.’s principal business is to build, own and operate multitenant wireless telecommunications infrastructure (“towers”) in Latin America. Tower One leases its towers to mobile network operators. The company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company operates in the three largest Spanish speaking countries  in Latin America (Argentina, Colombia and Mexico) with a combined population of approximately 220 million people.

Contact Information

Corporate Communications
USA (917) 546-3016
E-mail: info@toweronewireless.com

Website: www.toweronewireless.com

FORWARD LOOKING STATEMENTS

Certain statements in this release are forward-looking statements, which include regulatory approvals and other matters. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such information can generally be identified by the use of forwarding looking wording such as “may”, “expect”, “estimate”, “anticipate”, “intend”, “believe” and “continue” or the negative thereof or similar variations. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward- looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific that contributes  to the possibility that the predictions,  estimates, forecasts, projections and other forward looking statements will not occur. Forward-looking statement are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements express or implied by such statements. These assumptions,  risks and uncertainties include, among other things, the state of the economy in general and capital markets in particular, present and future business strategies, the environment in which the Company will operate in the future, and other factors, many of which are beyond the control of the Company. While such estimates and assumptions are considered reasonable by the management of the Company, they are inherently subject to significant business, economic, competitive and regulatory uncertainties and risks. There can be no assurance that the proposed Transaction will be completed or, if completed, will be successful.